FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July, 2003

CanAlaska Ventures Ltd.

(Translation of registrant’s name into English)

2303 West 41st Avenue

Vancouver, BC V6M 2A3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40F.

                          Form 20F __X__            Form 40F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

                                    Yes__X__                        No _____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-2131

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CanAlaska Ventures Ltd.

(Registrant)

“Taryn Downing”

Date:    August 29, 2003

(Signature)*

Taryn Downing

Corporate Secretary

*Print the name and title of the signing officer under his signature.

CANALASKA VENTURES LTD.

TSX Venture Exchange Trade Symbol: CVV

2303 West 41st Avenue, Vancouver, BC  V6M 2A3

OTCBB: CVVLF

Tel:  (604) 685-1870   Facsimile:  (604) 685-8045

Toll Free 1-800-667-1870

NEWS RELEASE

June 30, 2003

Private Placement

CanAlaska Ventures Ltd. (the “Company”) is pleased to announce that it has arranged for a private placement of up to 1,500,000 units at a price of $0.10 per unit for gross proceeds of up to $150,000.  Each unit will consist on one common share in the capital of the Company and one non-transferable share purchase warrant (the “Warrant”), each Warrant entitling the holder thereof to purchase one additional common share (the “Warrant Share”) of the Company for a period of three years from the Closing Date at a price of $0.12 per Warrant Share.  The Company has yet to determine whether a portion of the common shares to be issued will have flow-through privileges attached to them.  The proceeds of the private placement will be used for acquisition, exploration and development of the Company’s mineral projects and for general working capital.  The foregoing is subject to regulatory approval.  A finder’s fee of 7% may be paid.

CanAlaska is a diversified mineral exploration company focused on its Otish Mountain diamond projects in Quebec, gold and platinum projects in Alaska, British Columbia, Labrador/Newfoundland Ontario and Quebec.

On behalf of the board of directors

The TSX Venture Exchange has not reviewed and

does not accept responsibility for the adequacy or

“Harry Barr”

accuracy of this release.

S.E.C.  12g3-2(b) Reg #82-2131  CUSIP 137089108

Harry Barr, President

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

June 30, 2003

Item 3: Press Release

A Press release dated and issued June 30, 2003 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

The Company is pleased to announce that it has arranged for a private placement of up to 1,500,000 units at a price of $0.10 per unit for gross proceeds of up to $150,000.

Item 5: Full Description of Material Change

See attached news release dated June 30, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____July 2, 2003________________

Date

“Taryn Downing”

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary___________

Official capacity

CANALASKA VENTURES LTD.

TSX Venture Exchange Trade Symbol: CVV

2303 West 41st Avenue, Vancouver, BC  V6M 2A3

OTCBB: CVVLF

Tel:  (604) 685-1870   Facsimile:  (604) 685-8045

Toll Free 1-800-667-1870

NEWS RELEASE

July 2, 2003

CanAlaska Completes Airborne Geophysical Survey

 Company seeking Joint Venture Partners to Further Explore the Properties.

CanAlaska Ventures Ltd. (“CanAlaska”)  reports it has completed an airborne geophysical survey on its Otish Mountain Diamond Property in which it may earn a 100% interest.

CanAlaska’s properties, which cover 61,000 acres  located SE and NW  diamond bearing Ashton/Soquem Property, where 7 diamondiferous kimberlitic bodies have been delineated.

Preliminary examination of the high resolution airborne magnetic survey flown over CanAlaska's four main blocks in the Otish Mountain area of Quebec has resulted in the identification of some 30 circular to elliptical magnetic features which may be attributable to kimberlitic bodies.  A ground follow-up program consisting of prospecting and till sampling with the work concentrated in the down ice direction from the magnetic anomalies is currently being planned.

Most recently a diamond with exposed surfaces measuring 8.8 x 8.2 x 4.8 mm was found in drill core recovered from the Renard 65 kimberlitic body.  Measurements of the exposed surfaces indicate that the diamond has a minimum carat weight of four carats. (source Ashton Mining)

As kimberlites often occur in clusters of up to a 100 km2 n size, CanAlaska’s Management is confident that it has acquired favourable prospective ground.

CanAlaska is currently seeking joint venture partners to further explore these properties.

CanAlaska is diversified exploration company and is currently developing nine gold projects in Alaska, BC, and Newfoundland and Labrador and Management is currently negotiating to acquire additional gold projects in North America.

On behalf of the board of directors

The TSX Venture Exchange has not reviewed and

does not accept responsibility for the adequacy or

“Harry Barr”

accuracy of this release.

S.E.C.  12g3-2(b) Reg #82-2131  CUSIP 137089108

Harry Barr, President

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

July 2, 2003

Item 3: Press Release

A Press release dated and issued July 2, 2003 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

The Company is pleased to report it has completed an airborne geophysical survey on its Otish Mountain Diamond Property in which it may earn a 100% interest.

Item 5: Full Description of Material Change

See attached news release dated July 2, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____July 2, 2003________________

Date

“Taryn Downing”

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary___________

Official capacity

CIBC Mellon

July 8, 2003

To the Following Securities Commission(s):

Alberta Securities Commission

B.C. Securities Commission

Manitoba Securities Commission

New Brunswick Securities Commission

Newfoundland Securities Commission

Nova Scotia Securities Commission

Securities Registry – Northwest Territories

Nunavut Securities Commission

Ontario Securities Commission

P.E.I. Securities Commission

Quebec Securities Commission

Saskatchewan Securities Commission

Justice Services Division - Yukon

To the Following Stock Exchange(s):

TSX Venture Exchange

Dear Sirs:

RE: ANNUAL GENERAL MEETING

CANALASKA VENTURES LTD.– CUSIP NUMBER 137089 10 8

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual General Meeting of Shareholders:

Date of Meeting:

October 8, 2003

Record Date for Notice:

August 22, 2003

Record Date for Voting:

August 22, 2003

Beneficial Ownership Determination Date:

August 22, 2003

Securities Entitled to Notice:

Common Shares

Securities Entitled to Vote:

Common Shares

Routine Business Only:

No

Yours very truly,

CIBC MELLON TRUST COMPANY

“Gilda Brombal

Account Officer

Client Services

/gb

CIBC Mellon Trust Company

The Oceanic Plaza, 1066 West Hastings Street, Vancouver, British Columbia V6E 3X1

Tel: (604) 688-4330 Fax: (604) 688-4301

Mailing Address: PO Box 1900, Vancouver, British Columbia V6C 3K9

CIBC Mellon Trust Company is a licensed user of the CIBC and Mellon trademarks.

CANALASKA VENTURES LTD.

TSX Venture Exchange Trade Symbol: CVV

2303 West 41st Avenue, Vancouver, BC  V6M 2A3

OTCBB: CVVLF

Tel:  (604) 685-1870   Facsimile:  (604) 685-8045

Toll Free 1-800-667-1870

NEWS RELEASE

July 28, 2003

CanAlaska Ventures Ltd. (the “Company”) wishes to announce that it will continue with the private placement announced June 30, 2003 of up to 1,500,000 units at the original price of $0.10 per unit for gross proceeds of up to $150,000.  Each unit will consist on one common share in the capital of the Company and one non-transferable share purchase warrant (the “Warrant”), each Warrant entitling the holder thereof to purchase one additional common share (the “Warrant Share”) of the Company for a period of three years from the Closing Date at a price of $0.12 per Warrant Share.  The Company has yet to determine whether a portion of the common shares to be issued will have flow-through privileges attached to them.  The proceeds of the private placement will be used for acquisition, exploration and development of the Company’s mineral projects and for general working capital.  The foregoing is subject to regulatory approval.  A finder’s fee of 7% may be paid.

CanAlaska is a diversified mineral exploration company focused on its Otish Mountain diamond projects in Quebec, gold and platinum projects in Alaska, British Columbia, Labrador/Newfoundland Ontario and Quebec.

On behalf of the board of directors

The TSX Venture Exchange has not reviewed and

does not accept responsibility for the adequacy or

“Harry Barr”

accuracy of this release.

S.E.C.  12g3-2(b) Reg #82-2131  CUSIP 137089108

Harry Barr, President

This news release contains certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with the British Columbia Securities Commission and the United States Securities & Exchange Commission.

This is the form of a material change report required under section 85 (1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F
(Previously Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85 (1) OF THE SECURITIES ACT

NOTE:

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

Every report required to be filed under section 85 (1) of the Securities Act (the "Act") must be sent to the British Columbia Securities Commission (the "Commission") in an envelope addressed to the Commission and marked "Continuous Disclosure."

NOTE:

WHERE THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND PLACE EVERYTHING THAT IS REQUIRED TO BE FILED IN AN ENVELOPE ADDRESSED TO THE SECRETARY OF THE COMMISSION MARKED "CONFIDENTIAL".

Item 1: Reporting Issuer

CanAlaska Ventures Ltd.

2303 West 41st Avenue

Vancouver, BC

V6M 2A3

Item 2: Date of Material Change

July 28, 2003

Item 3: Press Release

A Press release dated and issued July 28, 2003 in Vancouver, BC to Stockwatch and through various other approved public media.

Item 4: Summary of Material Change

The Company wishes to announce that it wil continue with the private placement announced June 30, 2003.

Item 5: Full Description of Material Change

See attached news release dated July 28, 2003.

Item 6: Reliance on section 85 (2) of the Act

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Senior Officers

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

I hereby certify the foregoing accurately discloses the material change referred to herein:

____July 29, 2003_______________

Date

“Taryn Downing”

______________________________

Signature of authorized signatory

__Taryn Downing_______________

Print name of signatory

__Corporate Secretary___________

Official capacity